SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

HARVEST NATURAL RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

41754V103

(CUSIP Number)

CT Energy Holding SRL

Av. Principal La Castellana,

Torre Digitel,

Piso 22,

Caracas, Venezuela

58 212 999 9190

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person CT Energy Holding SRL

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,667,597

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 8,667,597

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,667,597

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.8% (1)

14	Type of Reporting Person OO (Society with Restricted Liability)

(1)                                 The percentage used above is calculated based on 51,393,479 shares of Common Stock outstanding as of August 1, 2016 as reported in the Issuer’s Definitive Proxy Statement filed with the SEC on August 2, 2016, and 8,667,597 shares of common stock issued in connection with the conversion of the senior secured note issued to the Reporting Person.

1	Name of Reporting Person Oswaldo Cisneros Fajardo

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Venezuela

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 8,667,597

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 8,667,597

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,667,597

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.8% (1)

14.	Type of Reporting Person IN

(1)        The percentage used above is calculated based on 51,393,479 shares of Common Stock outstanding as of August 1, 2016 as reported in the Issuer’s Definitive Proxy Statement filed with the SEC on August 2, 2016, and 8,667,597 shares of common stock issued in connection with the conversion of the senior secured note issued to CT Energy Holding SRL.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements that Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2015 by the reporting persons (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed by the reporting persons on September 18, 2015, as amended by Amendment No. 2 to Schedule 13D filed by the reporting persons on March 10, 2016 and as amended by Amendment No. 3 to Schedule 13D filed by the reporting persons on July 1, 2016 (collectively, the “Schedule 13D”).  Except as indicated in this Amendment No. 4, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the same meanings set forth in the Schedule 13D.

Items 4, 6 and 7 are hereby amended as follows:

Item 4. Purpose of Transaction.

Settlement Agreement

As previously disclosed, on June 29, 2016,  CT Energy Holding entered into a Share Purchase Agreement (the “Share Purchase Agreement”) by and among CT Energy Holding, HNR Energia B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the Laws of Curaçao (the “Seller”) and the Issuer, pursuant to which CT Energy Holding  will acquire the Seller’s 51% interest in Harvest-Vinccler Dutch Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the Laws of the Netherlands (“Harvest Holding” and such acquisition, the “Transaction”).  Harvest Holding owns, indirectly through wholly owned subsidiaries, a 40% interest Petrodelta, S.A., a mixed company organized under Venezuela law (“Petrodelta”), through which all of the Issuer’s Venezuelan interests are owned.

On July 12, 2016, Petroandina Resources Corporation N.V. (“Petroandina”), which owns a 29% interest in Harvest Holding, filed a claim against the Issuer and the Seller in the Court of Chancery of the State of Delaware (the “Court of Chancery”) in connection with the Share Purchase Agreement.  Petroandina alleged that, by entering into the Share Purchase Agreement, the Issuer and the Seller breached the shareholders’ agreement, dated as of December 16, 2013 (the “Shareholders’ Agreement”), which governs the rights of the Seller and Petroandina as shareholders of Harvest Holding.  On August 16, 2016, the Court of Chancery granted a preliminary injunction in favor of Petroandina preventing the Issuer, the Seller and any other party acting in concert with them from effecting the transactions under the Share Purchase Agreement pending final disposition of the case.

On September 8, 2016, CT Energy Holding entered into a Settlement Agreement with the Issuer, the Seller and Petroandina (the “Settlement Agreement”) intended to resolve Petroandina’s claim against the Issuer and the Seller in the Court of Chancery and set forth certain rights and obligations of the parties to the Settlement Agreement.  The Settlement Agreement provides for, among others, the following:

•      Purchase and Sale of Petroandina’s Interest in Harvest Holding; Cross-Termination of Share Purchase Agreement — CT Energy Holding agreed to purchase all of Petroandina’s 29% interest in Harvest Holding at the closing of the Transaction for aggregate cash consideration of $72,761,823 pursuant to the terms and conditions set forth in Annex A to the Settlement Agreement (“Annex A”).  In addition to customary representations and warranties, covenants, closing conditions and termination provisions, Petroandina may terminate Annex A (and consequently, the purchase and sale agreement contained in Annex A) if the closing of the proposed sale (the “Petroandina Closing”) has not occurred on or before December 31, 2016.  If Annex A is terminated for any reason, CT Energy Holding, the Issuer and the Seller have agreed to cause the termination of the Share Purchase Agreement, and the Shareholders’ Agreement will continue in accordance with its terms.

•      Transaction Conditioned on Petroandina Closing — CT Energy Holding, the Issuer and the Seller agreed not to effect the sale of the Seller’s interests in Harvest Holding to CT Energy Holding under the Share Purchase Agreement unless the Petroandina Closing has occurred, or occurs concurrently, and such parties have otherwise complied in all material respects with the Settlement Agreement.  CT Energy Holding, the Issuer and Seller also agreed not to directly or indirectly effect the sale of the Seller’s interests in Harvest Holding other than under the Share Purchase Agreement unless certain conditions are satisfied, including the compliance by such parties with the terms of the Shareholders’ Agreement applicable to such a sale for so long as the Shareholders’ Agreement remains in effect.

•      Stipulation and Order Lifting Injunction — Within one business day of the execution of the Settlement Agreement, the parties to the Settlement Agreement agreed to sign and submit to the Court of Chancery a stipulation and proposed order (the “Stipulation and Order”).  The Stipulation and Order, which was approved by the Court of Chancery on September 8, 2016, served to lift the August 16, 2016 injunction and is expected to allow CT Energy Holding, the Issuer and the Seller to consummate the Transaction, provided that the Issuer and CT Energy Holding comply with the Settlement Agreement.  Petroandina also agreed to dismiss with prejudice its July 12, 2016 claim against the Issuer and the Seller in the Court of Chancery within three business days after the Petroandina Closing.

•      Mutual Releases — Effective upon both the approval of the Stipulation and Order by the Court of Chancery and the occurrence of the Petroandina Closing, the CT Energy, the Issuer and the Seller agreed to release Petroandina and its affiliates, and Petroandina agreed to release CT Energy, the Issuer, the Seller and their respective affiliates, from all claims or liabilities in connection with the Shareholders’ Agreement, the Share Purchase Agreement or the Transaction arising or accruing up the date of the Settlement Agreement.

•      Payment of Petroandina Litigation Expenses — On the date of the Petroandina Closing, if the Petroandina Closing occurs, the Issuer agreed to pay to Petroandina $1,000,000 as reimbursement for expenses incurred by Petroandina and its affiliates in connection with litigation between Petroandina and the Issuer under the Shareholders’ Agreement.  The Issuer assigned, and instructed CT Energy Holding to pay, this amount to Petroandina directly out of payments required to be made by CT Energy Holding under the Share Purchase Agreement.

The description of the Settlement Agreement contained in this Item 4 does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Settlement Agreement, which is included as Exhibit 99.12 to this Schedule 13D and is incorporated herein by reference.

First Amendment to Warrant

On August 2, 2016, the Issuer filed a definitive proxy statement with the SEC including, among others, a proposal to complete a reverse stock split.  In connection with the proposed reverse stock split, the Issuer and CT Energy Holding entered into the First Amendment to the Issuer Common Stock Purchase Warrant exercisable for 34,070,820 shares of Common Stock (the “Warrant” and such amendment, the “Warrant Amendment”) to clarify that, upon an adjustment to the exercise price in response to the payment of a stock dividend, a stock split or a reverse stock split, the number of shares of  Common Stock for which the Warrant is exercisable would adjust such that the Warrant would remain exercisable for the same percentage of the Issuer’s outstanding Common Stock before and after the event.  The description of the Warrant Amendment contained in this Item 4 does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Warrant Amendment, which is included as Exhibit 99.13 to this Schedule 13D and is incorporated herein by reference.

Except as disclosed in the Schedule 13D and herein, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph to the end of Item 6:

The disclosure regarding the Settlement Agreement and Warrant Amendment contained in Item 4 is incorporated herein by reference.  Other than as disclosed in the Schedule 13D and herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1

Securities Purchase Agreement, dated as of June 19, 2015, by and between the Issuer, Harvest (US) Holdings, Inc., Harvest Natural Resources, Inc. (UK), Harvest Offshore China Company, and CT Energy Holding, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.2

15.0% Non-Convertible Senior Secured Promissory Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.3

9.0% Convertible Senior Secured Promissory Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.4

15.0% Additional Draw Senior Secured Promissory Note dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.5	Warrant to Purchase Issuer Common Stock dated June 19, 2015, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.6

Certificate of Designations of Preferred Stock, Series C of the Issuer, filed June 19, 2015, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.7	Management Agreement, between the Issuer and CT Energia Holding Ltd., incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.8	Voting Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.9	Registration Rights Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.10	Joint Filing Agreement.

99.11

Share Purchase Agreement, dated as of June 29, 2016, by and among CT Energy Holding SRL, HNR Energia B.V. and Harvest Natural Resources, Inc., incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 30, 2016.

99.12	Settlement Agreement, dated as of September 8, 2016, between Petroandina Resources Corporation N.V., Harvest Natural Resources, Inc., HNR Energia B.V. and CT Energy Holding.*

99.13	First Amendment to Issuer Common Stock Purchase Warrant, dated as of September 8, 2016.*

*       Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2016	CT ENERGY HOLDING SRL

	By:	/s/ Oswaldo Cisneros Fajardo
Name: Oswaldo Cisneros Fajardo
Title: Authorized Person

Oswaldo Cisneros Fajardo

	By:	/s/ Oswaldo Cisneros Fajardo
Name: Oswaldo Cisneros Fajardo

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1

Securities Purchase Agreement, dated as of June 19, 2015, by and between the Issuer, Harvest (US) Holdings, Inc., Harvest Natural Resources, Inc. (UK), Harvest Offshore China Company, and CT Energy Holding, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.2

15.0% Non-Convertible Senior Secured Promissory Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.3

9.0% Convertible Senior Secured Promissory Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.4

15.0% Additional Draw Senior Secured Promissory Note dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.5	Warrant to Purchase Issuer Common Stock dated June 19, 2015, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.6

Certificate of Designations of Preferred Stock, Series C of the Issuer, filed June 19, 2015, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.7	Management Agreement, between the Issuer and CT Energia Holding Ltd., incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.8	Voting Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.9	Registration Rights Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.10	Joint Filing Agreement.

99.11

Share Purchase Agreement, dated as of June 29, 2016, by and among CT Energy Holding SRL, HNR Energia B.V. and Harvest Natural Resources, Inc., incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 30, 2016*

99.12	Settlement Agreement, dated as of September 8, 2016, between Petroandina Resources Corporation N.V., Harvest Natural Resources, Inc., HNR Energia B.V. and CT Energy Holding.*

99.13	First Amendment to Issuer Common Stock Purchase Warrant, dated as of September 8, 2016.*

*       Filed herewith.